

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 7, 2006

<u>Via Facsimile</u>

Albert J. Neupaver
President and Chief Executive Officer
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

     RE: Westinghouse Air Brake Technologies Corporation
             Form 10-K: For the Year Ended December 31, 2005
             Form 10-Q: For the Period Ended March 31, 2006
             File Number: 033-90866

Dear Mr. Neupaver:

     We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                    Sincerely,

                    Michael Fay
                    Accounting Branch Chief

cc: Mr. Alvaro Garcia-Tunon, Senior Vice President, Chief Financial Officer and
    Secretary